State of Delaware
Secretary of State
Division of Corporations
Delivered 04:09 PM 12/01/2020
FILED 04:09 PM 12/01/2020
SR 20208527437 - File Number 7133295

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
TRACCOM INC.

AN DELAWARE CORPORATION

I.

The name of the corporation is Traccom Inc.

II.

The registered office of the corporation in the State of Delaware shall be 108 West 13th Street, Wilmington, Delaware 19801, County of New Castle, and the name of the registered agent of the corporation is Business Filings Incorporated.

III.

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the laws of the State of Delaware.

IV.

The total number of shares of stock that the corporation shall have authority to issue is 10,000,000. The corporation is authorized to issue one (1) class of stock, to be designated common stock ("*Common Stock*"). The total number of shares of Common Stock presently authorized is 10,000,000, each having a par value of $0.00025.

V.

A.   The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B.   Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation, or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C.   No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one (1) candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholder may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D.   Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E.   The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F.   Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

VI.

A.   The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B.   To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the corporation (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.   Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

VIII.

Elections of directors need not be by written ballot unless required by applicable law or unless the bylaws of the corporation shall so provide.

IX.

Unless otherwise set forth herein, the number of directors that constitute the board of directors of the corporation shall be fixed by, or in the manner provided in, the bylaws of the corporation.

X.

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the corporation is expressly authorized to adopt, amend or repeal the bylaws of the corporation.

DocuSign Envelope ID: 5207F6EB-AAD3-411C-A288-AB130C5170BA

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The undersigned hereby certify that:

1. They are the chief executive officer and secretary of Traccom Inc., a corporation duly incorporated under the laws of the State of Delaware (the "*corporation*") on November 5, 2018;

2. Pursuant to Delaware General Corporation Law Sections 242 and 245, the Amended and Restated Certificate of Incorporation of the corporation are hereby amended and restated in full to read in their entirety as set forth in Exhibit A;

3. Said Amended and Restated Certificate of Incorporation have been duly approved by the corporation's board of directors;

4. Said Amended and Restated Certificate of Incorporation have been duly approved by required vote of stockholders of the corporation entitled to vote on such approval in accordance with the corporation's previously effective Certificate of Incorporation and applicable law. The total number of shares of common stock entitled to vote on such approval was 3,840,000 shares. The number of shares of common stock voting in favor of such approval equaled or exceeded the vote required for such approval by the holders of common stock, which was fifty percent (50%).

The undersigned declare under penalty of perjury that the foregoing matters set forth are true and correct of their knowledge.

DocuSigned by:

Harry Steck ______ signature

F64F891706124DE...

Harry Steck ______ name

Chief Executive Officer ______ title

12/1/2020 ______ date

DocuSigned by:

Harry Steck ______ signature

F64F891706124DE...

Harry Steck ______ name

Secretary ______ title

12/1/2020 ______ date